

Chorus Motors plc

NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Chorus Motors Public Limited Company will be held on Wednesday, the 27th day of June 2007, at the hour of 17:30 (Gibraltar time), at the offices of SMT Fidecs Management Limited, 8-10 Queensway, Montagu Pavilion, Gibraltar, and on the Internet at www.chorusmotors.gi, for the purposes described in this Notice. Members are cordially invited to attend this meeting.

1. To elect 2 Directors, each for a 3-year term.
2. To appoint auditors for the year ending 31 March 2008.
3. To table the financial statements for the year ended 31 March 2007.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company.
5. To transact any further business as may properly come before the meeting.

SUPPL

Dated this 4th day of June 2007.

By Order of the Board of
Chorus Motors plc

Rodney T. Cox, Ph.D.
CEO and Chairman of the Board

Isaiah W. Cox, A.B.
President and Director





07024955

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593, or in the States to +1.503.296.2163 or any Chorus Motors office. The proxy will be available for voting at the Chorus Motors website, www.chorusmotors.gi, from 11 June 2007. The proxy will also be accepted if sent in electronic form to proxy@chorusmotors.gi. Even if you plan on attending the meeting electronically we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: www.chorusmotors.gi/investor/corpinfo.shtml.

Dev 7/11

2007
Chorus Motors plc
PROXY



SOLICITED BY MANAGEMENT

I/We ______________________________ being a member of the above Company with shares HEREBY APPOINT Rodney T. Cox, Isaiah W. Cox, Wayne S. Marshall, Stuart Harbron and SMT Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ____________________ ____________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at www.chorusmotors.gi on the 27th day of June 2007, at the hour of 17:30 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **John Klys**, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Wayne S. Marshall**, Director, for a three year term.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of **Moore Stephens, Chartered Accountants**, Gibraltar, for Auditors of the Company for the year ending 31 March 2008.

(d) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this ______ day of __________________ 2007

____

Signature of Member (name to be written exactly as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

For voting on-line, you will need: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:

Citizenship: ______________________________
Occupation: ______________________________
Phone #: ______________________________
Email: ______________________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each member can vote their proxy and attend the meeting and vote in person or vote electronically. The Record Date for the meeting is 30 APRIL 2007.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This proxy is acceptable if sent by electronic form to proxy@chorusmotors.gi, and also can be voted at the Chorus Motors Web Site www.chorusmotors.gi from 11 June 2007. Faxed copies are acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the Chorus Motors corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made. IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the notice; including the election of JOHN KLYS and WAYNE S. MARSHALL, each for a 3-year term, and the appointment of MOORE STEPHENS, chartered accountants, as auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

END